UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Second Quarter 2022 Results

On August 17, 2022, Sportradar Group AG (the “Company”) issued a press release titled “Sportradar Reports Strong Growth in Second Quarter 2022 and Increases its Revenue Outlook for Fiscal 2022 Projecting Revenue Growth of 24% to 27%.” A copy of the press release is furnished as Exhibit 99.1 herewith. The IFRS financial information contained in the (i) consolidated statements of profit or loss and other comprehensive income, (ii) consolidated statements of financial position, and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 hereto is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Chief Financial Officer Update

The Company has announced that Alex Gersh, the Company’s Chief Financial Officer, tendered his resignation effective September 30, 2022, in furtherance of his acceptance of new employment in the United States where he intends to relocate with his family. Mr. Gersh will remain with the Company until September 30 and will assist with an orderly transition of his responsibilities. The Company has initiated a search for Mr. Gersh’s successor and has appointed, effective September 30, 2022, Ulrich Harmuth as Interim Chief Financial Officer.

Mr. Harmuth, age 45, has served as a member of the Company’s management team since 2013. Since December 2020, he has served as the Company’s Chief Strategy Officer and prior to that, he was Managing Director of Digital and Managing Director of Corporate Development from March 2013 to December 2020. Prior to joining the Company, Mr. Harmuth served as a Private Equity Investment Advisor at EQT Partners, in addition to other positions in private equity.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated August 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2022

SPORTRADAR GROUP AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer